PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208
Dated November 20, 2020

HSBC USA Inc. Airbag Autocallable Yield Notes

$5,881,000 Notes Linked to the Common Stock of American International Group, Inc. due on November 30, 2021
$8,714,000 Notes Linked to the Common Stock of Pfizer Inc. due on November 30, 2021
$8,183,000 Notes Linked to the Common Stock of Royal Caribbean Cruises Ltd. due on November 30, 2021

Investment Description

These Airbag Autocallable Yield Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the common stock of a specific company described herein (the "Reference Stock"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay you a monthly coupon regardless of the performance of the Reference Stock. HSBC will automatically call the Notes if the Official Closing Price of the Reference Stock on any Observation Date is greater than or equal to the Initial Price. If the Notes are called, HSBC will pay you the Principal Amount of your Notes plus the applicable coupon for that date, and no further amounts will be owed to you under the Notes. If the Notes are not called prior to maturity and the Final Price of the Reference Stock is greater than or equal to the Conversion Price, HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Notes plus the final coupon on the Maturity Date. If the Final Price of the Reference Stock is less than the Conversion Price, in addition to the final coupon in cash, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Principal Amount per Note divided by the applicable Conversion Price (the "Share Delivery Amount") for each Note (subject to adjustment, as described below). **Investing in the Notes involves significant risks. You may lose some or all of your Principal Amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving a number of shares of the applicable Reference Stock per Note at maturity that are worth less than your Principal Amount. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal applies only if you hold the Notes to maturity. Payments on the Notes, including any repayment of principal, are subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Coupon**: Regardless of the performance of the applicable Reference Stock, HSBC will pay a monthly coupon, unless the Notes have been previously automatically called. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the applicable Reference Stock per Note at maturity that will be worth less than your Principal Amount.

❑ **Automatically Callable**: HSBC will automatically call the Notes and pay you the Principal Amount of your Notes plus the applicable coupon if the Official Closing Price of the Reference Stock on any quarterly Observation Date is greater than or equal to the Initial Price. No further amounts will be owed to you after the Notes are called.

❑ **Contingent Repayment of Principal Amount at Maturity:** If the Notes have not been previously called and the Official Closing Price of the Reference Stock on the Final Valuation Date is not less than the Conversion Price, HSBC will pay you the Principal Amount plus the final coupon at maturity. If the Official Closing Price of the Reference Stock on the Final Valuation Date is less than the Conversion Price, HSBC will deliver to you the Share Delivery Amount at maturity for each of your Notes, which is expected to be worth less than your Principal Amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Payments on the Notes, including any repayment of principal, are subject to the creditworthiness of HSBC.

Key Dates

Trade Date	November 20, 2020
Settlement Date	November 25, 2020
Observation Dates[1]	Quarterly
Final Valuation Date[1]	November 24, 2021
Maturity Date[1]	November 30, 2021

[1] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE THE FULL DOWNSIDE MARKET RISK OF THE RELEVANT REFERENCE STOCK, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING STOCK-LINKED UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offerings

These terms relate to three separate Notes we are offering. The Notes are offered at a minimum investment of $1,000 and integral multiples thereof. Each Note is linked to the common stock of a different company, and each of the Notes has its own Coupon Rate, Initial Price, and Conversion Price. *The performance of one Note will not depend on the performance of any other Note.*

Reference Stock	Coupon Rate*	Initial Price	Conversion Price	CUSIP	ISIN
Common Stock of American International Group, Inc. ("AIG")	8.65% per annum	$38.61	78.00% of the Initial Price, which is approximately $30.12**	40438Q530	US40438Q5302
Common Stock of Pfizer Inc. ("PFE")	7.05% per annum	$36.70	89.00% of the Initial Price, which is approximately $32.66**	40438Q522	US40438Q5229
Common Stock of Royal Caribbean Cruises Ltd. ("RCL")	13.70% per annum	$72.58	60.00% of the Initial Price, which is approximately $43.55**	40438Q514	US40438Q5146

* The actual total Coupon Payments will depend on whether the Notes are automatically called prior to maturity.

** Rounded to two decimal places.

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this pricing supplement. The Notes offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying stock-linked underlying supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or stock-linked underlying supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

The Estimated Initial Value of the Notes on the Trade Date is $977.90 per Note for AIG, $973.90 per Note for PFE and $974.10 per Note for RCL, each of which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 6 of this document for additional information.

Notes Linked to:	Price to Public[1]		Underwriting Discount		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
Common Stock of American International Group, Inc.	$5,881,000	$1,000	$88,215	$15	$5,792,785	$985
Common Stock of Pfizer Inc.	$8,714,000	$1,000	$130,710	$15	$8,583,290	$985
Common Stock of Royal Caribbean Cruises Ltd.	$8,183,000	$1,000	$122,745	$15	$8,060,255	$985

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc**

Additional Information about HSBC USA Inc. and the Notes

This pricing supplement relates to three separate Note offerings, each linked to one of the Reference Stocks identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the Reference Stock. Although each Note offering relates to one of the Reference Stocks identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of the Reference Stocks, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the stock-linked underlying supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying stock-linked underlying supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the accompanying stock-linked underlying supplement, as the Notes involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the stock-linked underlying supplement) with the SEC for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and stock-linked underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-linked underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's website at www.sec.gov as follows:

- Stock-linked underlying supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

- Prospectus supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- Prospectus dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "stock-linked underlying supplement" mean the stock-linked underlying supplement dated February 26, 2018, references to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 26, 2018.

Investor Suitability

The Notes may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire Principal Amount.

♦ You are willing to make an investment where you could lose some or all of your Principal Amount and are willing to make an investment that may have the full downside market risk of an investment directly in the applicable Reference Stock.

♦ You believe that the Final Price of the relevant Reference Stock will be greater than or equal to its Conversion Price, but you can tolerate receiving a number of shares of the applicable Reference Stock per Note at maturity worth less than your Principal Amount or that may have no value at all if the Notes are not called and the Final Price is below the Conversion Price.

♦ You understand and are willing to accept the risks of owning equities in general and the applicable Reference Stock in particular.

♦ You can tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Reference Stock.

♦ You understand and accept that you will not participate in any appreciation in the price of the applicable Reference Stock, and your potential return is limited to the Coupon Payments.

♦ You are willing to invest in the Notes based on the Coupon Rate indicated on the cover hereof.

♦ You are willing to hold the Notes that will be automatically called on any Observation Date, on which the Official Closing Price of the relevant Reference Stock is greater than or equal to its Initial Price, or you are otherwise willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

♦ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You are willing to forgo dividends paid on the applicable Reference Stock.

♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire Principal Amount.

♦ You seek an investment that is designed to return your full Principal Amount at maturity.

♦ You are not willing to make an investment in which you could lose some or all of your Principal Amount and you are not willing to make an investment that may have the full downside market risk of an investment in the applicable Reference Stock.

♦ You believe that the Final Price of the relevant Reference Stock will be less than its Conversion Price, which could result in a total loss of your Principal Amount.

♦ You cannot tolerate receiving a number of shares of the applicable Reference Stock per Note at maturity worth less than your Principal Amount or that may have no value at all.

♦ You do not understand or are not willing to accept the risks of owning equities in general and the applicable Reference Stock in particular.

♦ You cannot tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Reference Stock.

♦ You seek an investment that participates in the full appreciation in the price of the applicable Reference Stock or that has unlimited return potential.

♦ You are unwilling to invest in the Notes based on the Coupon Rate indicated on the cover hereof.

♦ You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date, on which the Official Closing Price of the relevant Reference Stock is greater than or equal to its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You prefer to receive the dividends paid on the applicable Reference Stock.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-1 of the stock-linked underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$1,000 per Note
Term	Approximately 12 months, unless earlier called
Trade Date	November 20, 2020
Settlement Date	November 25, 2020
Final Valuation Date[1]	November 24, 2021, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying stock-linked underlying supplement.
Maturity Date[1]	November 30, 2021, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement.
Reference Stock	Common Stock of American International Group, Inc. (Ticker: "AIG") Common Stock of Pfizer Inc. (Ticker: "PFE") Common Stock of Royal Caribbean Cruises Ltd. (Ticker: "RCL")
Automatic Call Feature	The Notes will be automatically called if the Official Closing Price of the relevant Reference Stock on any Observation Date is greater than or equal to its Initial Price. If the Notes are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Note equal to your Principal Amount plus the coupon applicable for that date. No further amounts will be owed to you under the Notes.
Observation Dates[1]	February 22, 2021, May 20, 2021, August 20, 2021 and November 24, 2021 (the Final Valuation Date)
Call Settlement Dates[1]	Two business days following the relevant Observation Date, except that the Call Settlement Date for the final Observation Date will be the Maturity Date. Each Call Settlement Date will occur on a Coupon Payment Date for the Notes.
Coupon Payment	The Coupon Payments will be made in 12 equal installments regardless of the performance of the relevant Reference Stock, unless the Notes were earlier called. The Coupon Rate is (i) 8.65% per annum for Notes linked to the common stock of American International Group, Inc., (ii) 7.05% per annum for Notes linked to the common stock of Pfizer Inc., and (iii) 13.70% per annum for Notes linked to the common stock of Royal Caribbean Cruises Ltd.
1st Installment through 12th Installment (if not earlier called)	For the Notes linked to the common stock of American International Group, Inc.: approximately 0.7208%. For the Notes linked to the common stock of Pfizer Inc.: 0.5875%. For the Notes linked to the common stock of Royal Caribbean Cruises Ltd.: approximately 1.1417%.
Coupon Payment Dates[1]	December 23, 2020 June 23, 2021 January 22, 2021 July 22, 2021 February 24, 2021* August 24, 2021* March 24, 2021 September 22, 2021 April 22, 2021 October 22, 2021 May 24, 2021* November 30, 2021* * Corresponding Call Settlement Dates for the applicable quarterly Observation Dates.
Payment at Maturity (per $1,000 Note)	**If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Price is greater than or equal to the Conversion Price,** HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 in Principal Amount plus the final Coupon Payment.[2] **If the Final Price is less than the Conversion Price**, in addition to the final Coupon Payment in cash, HSBC will deliver to you at maturity a number of shares of the applicable Reference Stock equal to the Share Delivery Amount (subject to adjustments) for each Note you own plus accrued and unpaid Coupon Payments. *The Share Delivery Amount is expected to be worth less than the Principal Amount and may have a value equal to $0.*
Share Delivery Amount[3]	For the Notes linked to the common stock of American International Group, Inc., 33.2052* shares per Note. For the Notes linked to the common stock of Pfizer Inc., 30.6157* shares per Note For the Notes linked to the common stock of Royal Caribbean Cruises Ltd., 22.9632* shares per Note. Each of which is a number of shares of the applicable Reference Stock equal to (1) the Principal Amount per Note of $1,000 divided by (2) the Conversion Price, as determined on the Trade Date, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the stock-linked underlying supplement. *Rounded to four decimal places.
Conversion Price	For the Notes linked to the common stock of American International Group, Inc., 78.00% of the Initial Price, as indicated on the cover page of this pricing supplement. For the Notes linked to the Common Stock of Pfizer Inc., 89.00% of the Initial Price, as indicated on the cover page of this pricing supplement. For the Notes linked to the common stock of Royal Caribbean Cruises Ltd., 60.00% of the Initial Price, as indicated on the cover page of this pricing supplement.
Initial Price	The Official Closing Price of one share of the relevant Reference Stock on the Trade Date, as indicated on the cover page of this pricing supplement.
Final Price	The Official Closing Price of one share of the relevant Reference Stock on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

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[1] Each Observation Date and Call Settlement Date is subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement.

[2] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

[3] If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the Final Price of the relevant Reference Stock.

Estimated Initial Value	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

Investment Timeline



Trade Date: The Initial Price was observed, the Conversion Price and Share Delivery Amount were determined and the Coupon Rate was set.

Monthly (including at Maturity): HSBC pays the applicable Coupon Payments.

Quarterly: The Notes will be automatically called if the Official Closing Price of the applicable Reference Stock on any Observation Date is greater than or equal to the Initial Price. If the Notes are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Note equal to the Principal Amount plus the applicable Coupon Payment otherwise due on that day. No further amounts will be due to you under the Notes.

Maturity Date: If the Notes have not been previously called, the Final Price is determined as of the Final Valuation Date.

If the Final Price is greater than or equal to the Conversion Price, HSBC will repay the Principal Amount of $1,000 per Note plus the final Coupon Payment on the Maturity Date.

If the Final Price is less than the Conversion Price, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Share Delivery Amount for each Note you own.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT, AS YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR THAT HAVE NO VALUE AT ALL. PAYMENTS ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, ARE SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying stock-linked underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Structure or Features of the Notes

♦ **Risk of Loss at Maturity –** The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called, HSBC will only pay you the Principal Amount of your Notes (plus the final Coupon Payment) in cash if the Final Price is greater than or equal to the Conversion Price, and will only make that payment at maturity. If the Notes are not called and the Final Price is less than the Conversion Price, in addition to the final Coupon Payment in cash, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Share Delivery Amount for each Note you then own. Therefore, if the Notes are not automatically called and the Final Price of the relevant Reference Stock is below the Conversion Price, the value of the Share Delivery Amount will decrease by a proportionately higher percentage for each additional percentage the Reference Stock decreases below the Conversion Price as measured from the Initial Price. For example, if the Conversion Price is 90% of the Initial Price and the Final Price is less than the Conversion Price, you will lose 1.1111% of your Principal Amount at maturity for each additional 1% that the Final Price is less than the Conversion Price as measured from the Initial Price.

In addition, since the Share Delivery Amount will not be delivered to you until the Maturity Date, if the price of the Reference Stock further decreases from the Final Valuation Date to the Maturity Date, the value of the Share Delivery Amount will further decline and will be based on the price of those shares on the Maturity Date. Additionally, there is no assurance that an active trading market will continue for shares of the relevant Reference Stock or that there will be liquidity in that trading market. If you receive shares of the applicable Reference Stock at maturity, the value of those shares is expected to be less than the Principal Amount of the Notes or may have no value at all.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Notes to Maturity –** You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your Principal Amount even if the price of the Reference Stock at that time is above the Conversion Price.

♦ **The Amount Payable on the Notes Is Not Linked to the Price of the Reference Stock at Any Time Other Than on the Observation Dates, Including the Final Valuation Date –** The return on the Notes will be based on the Official Closing Price of the Reference Stock on the Observation Dates, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Stock appreciates prior to the applicable Observation Date but then drops on that day to a price that is less than the Initial Price, the Notes will not be called, and the return on the Notes will be less, and may be significantly less, than it would have been had the Notes been linked to the price of the Reference Stock prior to such decrease. Although the actual price of the Reference Stock on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stock on any Observation Date, the return on the Notes will be based solely on the Official Closing Price of the Reference Stock on the applicable Observation Dates, including the Final Valuation Date.

♦ **Reinvestment Risk –** If your Notes are called early, the term of the Notes will be reduced and you will not receive the payment on the Notes after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as the first Observation Date set forth above.

♦ **Limited Return on the Notes –** The return potential of the Notes is limited to the Coupon Rate regardless of any appreciation of the Reference Stock. In addition, the return potential of the Notes is limited by the automatic call feature in that you will not receive any further payments after the Notes are called. Your Notes could be called as early as the first Observation Date, and your return could be minimal. If the Notes are not called, you may be exposed to the decline in the price of the Reference Stock even though you cannot participate in any potential appreciation in the price of the Reference Stock. In addition, if the Notes have not been previously called and if the price of the Reference Stock is less than the Initial Price, as the Maturity Date approaches and the remaining number of Observation Dates decreases, the Notes are less likely to be automatically called, as there will be a shorter period of time remaining for the price of the Reference Stock to increase to the Initial Price. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

♦ **Higher Coupon Rates or Lower Conversion Prices Are Generally Associated With a Reference Stock with Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss –** "Volatility" refers to the frequency and magnitude of changes in the price of the Reference Stock. The greater the expected volatility with respect to the Reference Stock on the Trade Date, the higher the expectation as of the Trade Date that the price of the Reference Stock could close below the Conversion Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Conversion Price or a higher Coupon Rate) than for similar securities linked to the performance of the Reference Stock with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Conversion Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Stock can change significantly over the term of the Notes. The price of the Reference Stock for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Stock and the potential to lose some or all of your principal at maturity.

Risk Relating to the Reference Stock

♦ **Single Stock Risk –** The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Reference Stocks and their issuers, please see "Information About the Reference Stocks" in this pricing supplement and the issuers' SEC filings referred to in those sections.

General Risk Factors

♦ **The Notes Are Subject to the Credit Risk of the Issuer –** The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Payments to be made on the Notes, including the Coupon Payments or any repayment of principal at maturity or upon an automatic call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any –** The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Is Expected to Be Less than the Price to Public –** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the applicable Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes –** Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 5 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

♦ **Lack of Liquidity –** The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes, and therefore you may have to sell your Notes at a significant discount.

♦ **Owning the Notes Is Not the Same as Owning the Reference Stock –** The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Stock would have, unless you receive shares of that Reference Stock as payment on the Notes at maturity. Furthermore, the Reference Stock may appreciate substantially during the term of your Notes, and you will not participate in that appreciation.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Stock, and therefore, the market value of the Notes.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price –** Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the Reference Stock or in futures, options, exchange-traded funds or other derivative products on the Reference Stock, may adversely affect the market value of the Reference Stock, and, therefore, the market value of your Notes.

♦ **Potential Conflicts of Interest –** HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuer of the Reference Stock, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, will determine whether the Notes are to be called based on the Official Closing Price of the relevant Reference Stock on each Observation Date. The Calculation Agent can postpone the determination of the Official Closing Price on an Observation Date and the corresponding Call Settlement Date, if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity –** Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives also affected the terms and will affect features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the price of the applicable Reference Stock and its volatility; the dividend rate paid on the applicable Reference Stock; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Notes Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction –** The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

♦ **There Is Limited Anti-dilution Protection –** The Calculation Agent will adjust the Official Closing Price for certain events affecting the Reference Stock, such as stock splits and corporate actions. These adjustments may impact whether the Notes are called and the Payment at Maturity. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Stock. If an event occurs that does not require the Calculation Agent to adjust the price of the Reference Stock, the market price of the Notes, and the payments on the Notes, may be materially and adversely affected. See "Additional Terms of the Notes— Antidilution and Reorganization Adjustments" in the accompanying stock-linked underlying supplement.

♦ **In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Reference Stock –** Following certain corporate events relating to the respective issuer of the Reference Stock where such issuer is not the surviving entity, the amount of cash that you will receive on the Notes may be based on the stock of a successor to the respective Reference Stock issuer or any cash or any other assets distributed to holders of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section "Additional Terms of the Notes—Merger Event and Tender Offer" beginning on page S-10 of the accompanying stock-linked underlying supplement.

♦ **Uncertain Tax Treatment –** There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one reasonable approach, the Notes should be treated as a put option written by you and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as consisting of a put option and a deposit for U.S. federal income tax purposes.

In addition, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the coupon, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Notes could be subject to additional U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Examples

The examples and table below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Notes, which are indicated on the cover hereof.** They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Stock relative to its Initial Price or Conversion Price. We cannot predict the Final Price or the Official Closing Price on any Observation Date. You should not take these examples as an indication or assurance of the expected performance of the relevant Reference Stock. The numbers appearing in the examples below may have been rounded for ease of analysis. The following examples illustrate the Payment at Maturity or upon earlier automatic call per $1,000 in Principal Amount on a hypothetical offering of the Notes, based on the following assumptions*:

Investment term:	12 months (unless earlier called)
Hypothetical Initial Price:	$100.00
Hypothetical Conversion Price:	$90.00 (90% of the Initial Price)
Hypothetical Share Delivery Amount**:	11.1111 shares per Note ($1,000 / Conversion Price of $90.00)
Hypothetical Coupon Rate:	7.00% per annum (or approximately 0.5833% per month)
Hypothetical Coupon Payment:***	Approximately $5.8333 per month
Observation Dates:	Quarterly
Hypothetical dividend yield on the Reference Stock:****	1.50% over the term of the Notes (1.50% per annum).

The actual Coupon Rate in respect of Coupon Payments, the Initial Price, the Conversion Price and the Share Delivery Amount for each of the Notes are set forth in the "Final Terms" in this pricing supplement.

** Rounded to four decimal places.

*** Coupon Payments will be paid in arrears in equal monthly installments during the term of the Notes unless earlier called.

**** Hypothetical dividend yield holders of the Reference Stock might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Reference Stock.

Example 1: The Notes are called on the first Observation Date.

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a cash payment of approximately $1,005.8333 per Note, reflecting the Principal Amount plus the applicable Coupon Payment. Taking into account the Coupon Payments of approximately $11.6667 per Note paid in respect of the prior Coupon Payment Dates, HSBC will have paid you a total of $1,017.50 per Note, representing a 1.750% return on the Notes. No further amounts will be owed to you under the Notes.

Payment upon automatic call:	$1,000.00
Coupon Payments:	$17.50 ($5.8333 × 3 = $17.50)
Total:	$1,017.50
Total Return on the Notes:	1.750%

Example 2: The Notes are called on the third Observation Date.

Since the Notes are called on the third Observation Date, HSBC will pay you on the applicable Call Settlement Date a cash payment of approximately $1,005.8333 per Note, reflecting the Principal Amount plus the applicable Coupon Payment. Taking into account the Coupon Payments of approximately $46.6667 per Note paid in respect of the prior Coupon Payment Dates, HSBC will have paid you a total of $1,052.50 per Note, representing a 5.250% return on the Notes. No further amounts will be owed to you under the Notes.

Payment upon automatic call:	$1,000.00
Coupon Payments:	$52.50 ($5.8333 × 9 = $52.50)
Total:	$1,052.50
Total Return on the Notes:	5.250%

Example 3: The Notes are not previously automatically called and the Final Price of the Reference Stock is not below the hypothetical Conversion Price.

Since the Final Price of the Reference Stock is not below the hypothetical Conversion Price, HSBC will pay you at maturity a cash payment equal to the Principal Amount plus the applicable Coupon Payment. This investment would underperform an investment in the Reference Stock if the price increase of the Reference Stock (plus dividends, if any) is greater than 7.00% per annum.

If the Final Price of the Reference Stock is $130 (an increase of 30%):

Payment at Maturity	$1,000.00
Coupon Payments:	$70.00 ($5.8333 × 12 = $70.00)
Total:	$1,070.00
Total Return on the Notes:	7.00%

In this example, the total return on the Notes is 7.00%, while the total return on the Reference Stock is a gain of 31.50% (including dividends).

If the Final Price of the Reference Stock is $90 (a decline of 10%):

Payment at Maturity	$1,000.00
Coupon Payments:	$70.00 ($5.8333 × 12 = $70.00)
Total:	$1,070.00
Total Return on the Notes:	7.00%

In this example, the total return on the Notes is 7.00%, while the total return on the Reference Stock is a loss of 8.50% (including dividends).

Example 4: The Notes are not automatically called and the Final Price of the Reference Stock is below the hypothetical Conversion Price.

Since the Notes have not been called and the Final Price of the Reference Stock is below the hypothetical Conversion Price, HSBC will deliver to you at maturity the number of shares of the Reference Stock equal to the Share Delivery Amount for each Note you hold and will pay cash at the Final Price for any fractional shares included in the Share Delivery Amount. The value of shares received at maturity and the total return on the Notes at that time depends on the price of the Reference Stock on the Maturity Date, and could result in the loss of some or all of your principal.

If the Official Closing Price of the Reference Stock on the Final Valuation Date is $40.00 (a decline of 60%):

Value of shares received as of the Final Valuation Date:	$440.00 (11 shares x $40)
Amount of cash for fractional shares:	$4.444 (0.1111 shares x $40)
Coupon Payments:	$70.00 ($5.8333 × 12 = $70.00)
Total:	$514.444
Total Return on the Notes:	-48.5556%

In this example, the total return on the Notes is a loss of approximately 48.5556%, while the total return on the Reference Stock is a loss of 58.50% (including dividends).

Hypothetical Return Table at Maturity

The table below assumes that the Notes are not called at any time during the term of the Notes prior to the Final Valuation Date and is based on the following assumptions*:

Term:	12 months (callable quarterly)
Hypothetical Coupon Rate:**	7.00% per annum (or approximately $5.8333 per monthly period)
Hypothetical Initial Price:	$100 per share
Hypothetical Conversion Price:	$90 (90.00% of the Initial Price)
Hypothetical Share Delivery Amount:***	11.1111 shares per Note ($1,000 / Conversion Price $90.00)
Principal Amount:	$1,000 per Note.
Hypothetical dividend yield on the Reference Stock:****	1.50% over the term of the Notes (1.50% per annum).

* Actual Coupon Rate and terms for each of the Notes are set forth in the "Final Terms" in this pricing supplement.

** Coupon Payments will be paid in arrears in 12 equal monthly installments during the term of the Notes, unless earlier called, on an unadjusted basis.

*** Rounded to four decimal places.

**** Dividend yield assumed received by holders of the Reference Stock during the term of the Notes.

Reference Stock			Conversion Event Does Not Occur[1] and There Was No Prior Automatic Call		Conversion Event Occurs[2] and There Was No Prior Automatic Call		
Final Stock Price[3]	Stock Price Return	Total Return on the Reference Stock at Maturity[4]	Payment at Maturity + Coupon Payments[5]	Total Return on the Notes at Maturity[6]	Value of the Share Delivery Amount[7]	Payment at Maturity + Coupon Payments[8]	Total Return on the Notes at Maturity[6]
$150.00	50.00%	51.50%	$1,070.00	7.00%	n/a	n/a	n/a
$140.00	40.00%	41.50%	$1,070.00	7.00%	n/a	n/a	n/a
$130.00	30.00%	31.50%	$1,070.00	7.00%	n/a	n/a	n/a
$120.00	20.00%	21.50%	$1,070.00	7.00%	n/a	n/a	n/a
$110.00	10.00%	11.50%	$1,070.00	7.00%	n/a	n/a	n/a
$100.50	5.00%	6.50%	$1,070.00	7.00%	n/a	n/a	n/a
$100.00	0.00%	1.50%	$1,070.00	7.00%	n/a	n/a	n/a
$95.00	-5.00%	-3.50%	$1,070.00	7.00%	n/a	n/a	n/a
$90.00	-10.00%	-8.50%	$1,070.00	7.00%	n/a	n/a	n/a
$80.00	-20.00%	-18.50%	n/a	n/a	$888.89	$958.89	-4.1111%
$70.00	-30.00%	-28.50%	n/a	n/a	$777.78	$847.78	-15.2222%
$60.00	-40.00%	-38.50%	n/a	n/a	$666.67	$736.67	-26.3333%
$50.00	-50.00%	-48.50%	n/a	n/a	$555.56	$625.56	-37.4444%
$40.00	-60.00%	-58.50%	n/a	n/a	$444.44	$514.44	-48.5556%
$30.00	-70.00%	-68.50%	n/a	n/a	$333.33	$403.33	-59.6667%
$0.00	-100.00%	-98.50%	n/a	n/a	$0.00	$70.00	-93.0000%

[1] A conversion event does not occur if the Final Price of the Reference Stock is not below the Conversion Price.

[2] A conversion event occurs if the Final Price of the Reference Stock is below the Conversion Price.

[3] If the Final Price of the Reference Stock is not below the Conversion Price, the Final Stock Price is shown as of the Final Valuation Date. However, if the Final Price of the Reference Stock is below the Conversion Price, the Final Stock Price is shown as of the Final Valuation Date and the Maturity Date. The Final Stock Price range is provided for illustrative purposes only. If the actual stock price return is -100.00%, you will lose 100% of your Principal Amount and suffer a 93.00% loss of your initial investment.

[4] The total return at maturity on the Reference Stock assumes a dividend yield on the Reference Stock of 1.50% over the term of the Notes.

[5] Payment consists of the Principal Amount plus the Coupon Payments received during the term of the Notes.

[6] The total return at maturity on the Notes includes Coupon Payments received during the term of the Notes.

[7] The value of the Share Delivery Amount consists of the total shares included in the Share Delivery Amount multiplied by the Official Closing Price of the Reference Stock on the Maturity Date. If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the Final Price.

[8] The actual value of the payment consists of the market value of a number of shares of the Reference Stock equal to the Share Delivery Amount, valued and delivered as of the Maturity Date with fractional shares paid in cash at the Final Price, plus the Coupon Payments received during the term of the Notes.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any issuer of the relevant Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the relevant Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the relevant Reference Stock and consult your tax advisor regarding the possible consequences to you if the issuer of the relevant Reference Stock is or becomes a PFIC or a USRPHC.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). With respect to coupon payments you receive, we intend to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Reference Stock	Coupon Rate per Annum	Interest on Deposit per Annum	Put Option Component per Annum
Common stock of American International Group, Inc. ("AIG")	8.65%	0.36%	8.29%
Common Stock of Pfizer Inc. ("PFE")	7.05%	0.36%	6.69%
Common stock of Royal Caribbean Cruises Ltd. ("RCL")	13.70%	0.36%	13.34%

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the coupon, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the relevant Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the relevant Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Information About the Reference Stocks

Included on the following pages is a brief description of the issuers of each of the Reference Stocks. This information has been obtained from publicly available sources. HSBC obtained the information in the graphs below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical performance of the Reference Stocks as an indication of future performance.

Each of the Reference Stocks is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to periodically file financial and other information specified by the SEC. Information filed by the respective issuer of each Reference Stock with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Reference Stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

American International Group, Inc.

American International Group, Inc. is a global insurance organization that provides property casualty insurance, life insurance, retirement solutions and other financial services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08787 or its CIK Code: 0000005272. Shares of this Reference Stock are listed and trade on the New York Stock Exchange under the symbol "AIG."

<u>**Historical Information**</u>

The graph below illustrates the performance of AIG from November 20, 2010 through November 20, 2020, based on closing price information from Bloomberg. ***Past performance of the Reference Stock is not indicative of its future performance.***

Historical Performance of the Common Stock of American International Group, Inc.



Source: Bloomberg

Pfizer Inc.

Pfizer Inc. is a research-based, global biopharmaceutical company. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03619 or its CIK Code: 0000078003. Shares of this Reference Stock are listed and trade on the New York Stock Exchange under the symbol "PFE."

Historical Information

The graph below illustrates the performance of PFE from November 20, 2010 through November 20, 2020, based on closing price information from Bloomberg. **Past performance of the Reference Stock is not indicative of its future performance.**

Historical Performance of the Common Stock of Pfizer Inc.



Source: Bloomberg

Royal Caribbean Cruises Ltd.

Royal Caribbean Cruises Ltd. operates as a cruise company. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11884 or its CIK Code: 0000884887. Shares of this Reference Stock are listed and trade on the New York Stock Exchange under the symbol "RCL."

<u>Historical Information</u>

The graph below illustrates the performance of RCL from November 20, 2010 through November 20, 2020, based on closing price information from Bloomberg. ***Past performance of the Reference Stock is not indicative of its future performance.***

Historical Performance of the Common Stock of Royal Caribbean Cruises Ltd.



Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Final Terms—Payment at Maturity" in this pricing supplement, except that the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Final Price. Holders of the Notes will also receive accrued and unpaid interest. If a Market Disruption Event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Notes at the price to public less the underwriting discount indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Settlement Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.